UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

Herbjørn Hansson, Chairman

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧            Form 40-F  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is management’s discussion and analysis of financial condition and results of operations and the condensed financial statements of Nordic American Tankers Limited, or the Company, as of and for the six months ended June 30, 2021.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: October 1, 2021	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, Chief Executive Officer and President

EXHIBIT 1

NORDIC AMERICAN TANKERS LIMITED (NYSE:NAT)

As used herein, “we,” “us,” “our” and “the Company” all refer to Nordic American Tankers Limited, together with its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 29, 2021.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2021

GENERAL

Nordic American Tankers Limited (“NAT”) was formed on June 12, 1995 under the laws of the Islands of Bermuda. The Company’s shares trade under the symbol “NAT” on the New York Stock Exchange.

The Company was formed for the purpose of acquiring and chartering out double-hull tankers. The Company is an international tanker company that currently has a fleet of 25 Suezmax tankers (including 2 newbuildings). The Company in 2020 ordered two newbuildings for delivery in 2022 from Samsung shipyard in South Korea. The active fleet of 23 vessels that the Company operated per June 30, 2021, are considered homogeneous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo. The vessels are predominantly employed in the spot market, together with one vessel currently on a longer term time charter agreement expiring in late 2021 or later.

Our Fleet

Vessel	Yard	Built
Nordic Sirius	Universal	2000
Nordic Moon	Samsung	2002
Nordic Grace	Hyundai	2002
Nordic Mistral	Hyundai	2002
Nordic Passat	Hyundai	2002
Nordic Apollo	Samsung	2003
Nordic Cosmos	Samsung	2003
Nordic Pollux	Universal	2003
Nordic Luna	Universal	2004
Nordic Castor	Universal	2004
Nordic Freedom	Daewoo	2005
Nordic Sprinter	Hyundai	2005
Nordic Skier	Hyundai	2005
Nordic Vega	Bohai	2010
Nordic Light	Samsung	2010
Nordic Cross	Samsung	2010
Nordic Breeze	Samsung	2011
Nordic Zenith	Samsung	2011
Nordic Star	Sungdong	2016
Nordic Space	Sungdong	2017
Nordic Aquarius	Samsung	2018
Nordic Cygnus	Samsung	2018
Nordic Tellus	Samsung	2018
Newbuilding (1)	Samsung	2022
Newbuilding (1)	Samsung	2022

(1)	Vessel under construction per June 30, 2021, with expected delivery in 2022.

Recent Developments

On July 28, 2021, we announced plans to sell at least two vessels built in 2000 and 2002. In light of attractive second-hand prices for Suezmax tankers, we have considered the sale of certain vintage tonnage. An agreement has been made to sell one of the vessels. However, the transaction has not been consummated as of the date of this report.

On August 30, 2021, we declared a dividend of $0.01 cent per share in respect of the results for the second quarter of 2021, which is payable on October 14, 2021.

As of September 10, 2021, we have paid the second installments totaling $11.0 million for the two newbuildings to be delivered in 2022, and the remaining commitments to the shipyard are fully financed. We refer to further information below in the section Our Borrowing Activities.

On September 29, 2021, we entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which we may, from time to time, offer and sell our common stock through an At-the-Market Offering (the “$60 million 2021 ATM”) program having an aggregate offering price of up to $60,000,000.

The Tanker Market – First Six Months of 2021

The tanker market rates for the first six months ended June 30, 2021, as reported on the Clarksons Average Suezmax Earnings were $7,166 per day, which is a decrease of 86.0% compared to the same period in 2020 that produced an average of $51,138 per day. The average for the first six months in 2019 was $18,408 per day.

For the six months ended June 30, 2021, the global conventional Suezmax fleet consisted of 550 vessels according to Clarksons Research. The Suezmax orderbook stood at 37 Suezmax vessels, which represents 6.7% of the world conventional Suezmax fleet. This is a historic low orderbook and encouraging for the market balance going forward.

OPERATING AND FINANCIAL REVIEW

Results of operations

Our fleet currently consists of 25 vessels, including 2 newbuildings, Suezmax crude oil tankers. The contracts for the two Suezmax newbuildings with Samsung shipyard in South Korea, scheduled for delivery in the first half of 2022, were announced by us in September 2020. The majority of our vessels are employed in the spot market, together with one vessel currently on a longer term time charter agreement expiring in late 2021 or later. The vessels are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

SIX MONTHS ENDED JUNE 30, 2021 COMPARED TO SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED)

	Six months ended June 30,
All figures in USD ‘000	2021	2020	Variance
Voyage Revenue	100,393	254,733	-60.59%
Voyage Expenses	(64,835)	(74,782)	-13.30%
Vessel Operating Expenses	(34,053)	(32,698)	4.14%
General and Administrative Expenses	(7,168)	(8,620)	-16.84%
Depreciation Expense	(34,479)	(33,352)	3.38%
Net Operating Income (Loss)	(40,142)	105,281	N/A
Interest Income	-	150	-100.00%
Interest Expense	(13,321)	(16,792)	-20.67%
Other Financial Income (Expense)	(255)	77	N/A
Net Income (Loss)	(53,718)	88,716	N/A

The following table reconciles our net voyage revenues to voyage revenues and the corresponding number of revenue (TCE) days.

All figures in USD ‘000 except TCE rate per day	Six months ended June 30,		Variance
	2021	2020
Voyage Revenue	100,393	254,733	(60.59)%
Less Voyage Expenses	(64,835)	(74,782)	(13.30)%
Net Voyage Revenue (1)	35,558	179,951	(80.24)%
Vessel Calendar Days (2)	4,163	4,186	(0.55)%
Less Off-hire Days (3)	(109)	(257)	(57.59)%
Total TCE days	4,054	3,929	3.18%
TCE Rate per day (1)	8,771	45,800	(80.85)%

(1)
Management believes that net voyage revenue, a non-GAAP financial measure, provides additional meaningful information because it enables us to compare the profitability of our vessels which are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the Total TCE days provides the Time Charter Equivalent (TCE) Rate per day. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards.

(2)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(3)	Scheduled off-hire is 21 days out of the total 109 days for the six months ended June 30, 2021 and 223 days out of the total 257 days for the six months ended June 30, 2020.

Voyage revenues in the six months ended June 30, 2021, decreased by $154.3 million to $100.4 million, or 60.59%, compared to $254.7 million in the same period ended June 30, 2020, mainly as a result of a decrease in the Suezmax tanker rates achieved in the market (for further information see the section above entitled “The Tanker Market – First Six Months of 2021”). Our TCE rate per day for the first six months of 2021 came in at $8,770 compared to $45,800 in the same period ended June 30, 2020, which is a decrease of 80.85%.

Voyage expenses in the six months ended June 30, 2021, decreased by $10.0 million to $64.8 million, or 13.30%, compared to $74.8 million in the same period ended June 30, 2020, mainly as a result of a decrease in incurred commission of $4.4 million and a decrease in bunker expenditure of $5.4 million.

Operating Expenses in the six months ended June 30, 2021, increased by $1.4 million to $34.1 million, or 4.14%, compared to $32.7 million in the same period ended June 30, 2020. In cooperation with our technical managers we maintain our focus on keeping the fleet in top technical condition whilst keeping costs low.

General and administrative expenses in the six months ended June 30, 2021, decreased by $1.4 million to $7.2 million, or 16.84%, compared to $8.6 million in the same period ended June 30, 2020, mainly as a result of decreased staff cost.

Depreciation expenses in the six months ended June 30, 2021, increased by $1.0 million to $34.5 million, or 3.38%, compared to $33.5 million in the same period ended June 30, 2020, mainly as a result of increased depreciation expense related to capitalized periodical maintenance cost.

Interest expense in the six months ended June 30, 2021, decreased by $3.5 million to $13.3 million, or 20.67%, compared to $16.8 million in the same period ended June 30, 2020, mainly as a result of reduced interest bearing debt due to repayments occurring from June 30, 2020 to June 30, 2021.

Other Financial Income (Expense) in the six months ended June 30, 2021, was a $(0.3) million loss, compared to a $0.1 million income in the same period ended June 30, 2020.

Cash flows provided by / (used in) operating activities in the six months ended June 30, 2021, decreased to $(20.9) million, from $118.2 million provided by operating activities for the same period ended June 30, 2020. The change in cash flows provided by / (used in) operating activities is primarily due to decrease in market rates achieved in the first half of 2021 compared to 2020.

Cash flows used in investing activities increased to $(2.2) million for the six months ended June 30, 2021, from $(1.2) million for the six months ended June 30, 2020. The increase of cash flows used in investing activities is primarily due to an increase in investment in vessels under construction and other fixed assets, offset by a decrease in expenditure for upgrading items for the vessels.

Cash flows provided by / (used in) financing activities increased to $3.6 million for the six months ended June 30, 2021, from $(47.3) million used in financing activities for the six months ended June 30, 2020. The increase of cash flows provided by / (used in) financing activities in the period ended June 30, 2021, is primarily due to an increase of $8.5 million in proceeds from issuance of common stock, a reduction of $18.7 million in repayments of the 2019 Senior Secured Credit Facility and a reduction of $25.1 million in dividends distributed in comparison to the applicable amounts for the six months ended June 30, 2020.

Liquidity and Capital Resources

We operate in a cyclical and capital intensive industry. Our fleet of Suezmax tankers are financed through a combination of earnings generated from operations, raising equity and borrowings.

Our main liquidity requirements are related to voyage cost and operating cost for our vessels, repayments of loans and related interest charges, general and administration cost, capital expenditure for our vessels including installments related to our newbuildings, and working capital needs.

In September 2020, we announced that we had entered into two Suezmax newbuilding contracts with Samsung shipyard in South Korea for scheduled deliveries in the first half of 2022. We refer to further information below for disclosure of Contractual Obligations.

On a regular basis, we perform cash flow projections to evaluate whether we will be in a position to cover our liquidity needs for the next 12-month period and the compliance with financial and security ratios under our existing and future financing agreements. In developing estimates of future cash flows, we make assumptions about the vessels’ future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.

We monitor compliance with our financial covenants on a regular basis and as at June 30, 2021, and as of the date of this report, we were in compliance with the financial covenants in our debt facilities.

As of the date of this report, we have to a large extent utilized the available balance under the existing $60 million ATM launched on October 16, 2020. The Covid-19 pandemic has been prolonged and affected the Suezmax tanker market to a larger extent than we expected. We prepare cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated market rates. We have applied an average of several broker estimates in combination with our own estimates for the coming 12-months period. In a scenario with continued Suezmax tanker freight rates below our cash break-even level, we have identified a potential cash shortfall. On September 29, 2021, we launched a new At-the-Market share offering of $60 million. Our current F-3 registration statement expires in February 2022 and a new registration statement will be filed prior to the expiry date. We believe that our current cash, cash equivalents and restricted cash and cash flows from operations, combined with the availability of the new $60 million 2021 ATM launched on September 29, 2021, are sufficient to meet our working capital needs and other liquidity requirements for the next 12 months from the date of this report. We also do have additional options that we could consider, if necessary, such as disposal of assets and new financings.

Cash, restricted cash and cash equivalents are predominantly held in U.S. Dollars. Cash, cash equivalents and restricted cash was in total $42.6 million and $62.0 million as of June 30, 2021 and December 31, 2020, respectively. Restricted cash was $8.3 million and $4.2 million as of June 30, 2021 and December 31, 2020, respectively. The restricted cash deposit is nominated and available for use for drydocking and other capex commitments related to the vessels used as collateral under the 2019 Senior Secured Credit Facility.

Our Borrowing Activities

On February 12, 2019, we entered into the $306 million 2019 Senior Secured Credit Facility using twenty of our vessels built from year 2000 to 2017 as collateral. On December 16, 2020, we entered into a loan agreement for $30.0 million that is considered an accordion loan under the 2019 Senior Secured Credit Facility loan agreement.

The three 2018-built Vessels are financed through Ocean Yield ASA.

In September 2020, we announced that we had entered into two Suezmax newbuilding contracts with Samsung shipyard in South Korea for scheduled deliveries in the first half of 2022 to expand and renew our fleet. In December 2020, we entered into financing agreements with Ocean Yield ASA for the financing of up to 80% of the newbuilding price for the two newbuildings at similar terms as for the 2018-built Vessels. We have not utilized any portion of this financing arrangement as of June 30, 2021.

2019 Senior Secured Credit Facility and $30 million Accordion Loan

On February 12, 2019 we entered into a five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over our vessels (excluding the three vessels delivered in 2018, see described below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%.

On December 16, 2020, we entered into a new loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, same financial covenants and same excess cash flow mechanism as the 2019 Senior Secured Credit Facility.

As of December 31, 2020, we had $253.9 million drawn under our 2019 Senior Secured Credit Facility. We have repaid a total of $8.4 million of the facilities in the six months ended June 30, 2021 and the outstanding balance of the facility was $245.5 million as of June 30, 2021. We have presented $14.4 million, net of deferred financing costs of $2.4 million, under Current Portion of Long-Term Debt. Earnings generated in the second quarter of 2021 did not result in any additional payment related to the excess cash flow mechanism.

Subsequent to June 30, 2021, we have repaid in total $4.2 million and the outstanding balance as of the date of this report is $241.3 million.

Financing of the 2018-built vessels

The three 2018-built vessels were delivered to us in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018-built vessels. Upon delivery of each of the vessels, we entered into ten-year bareboat charter agreements. We have obligations to purchase the vessels for a consideration of $13.6 million for each vessel upon the completion of the ten-year bareboat charter agreements, and also have the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the three vessels have a total effective interest rate ranging from 4.86% to 5.06% including a floating LIBOR element that is subject to annual adjustment. The financing agreement contains certain financial covenants requiring us to on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

The outstanding amount under this financing arrangement was $108.3 million and $112.2 million as of June 30, 2021 and December 31, 2020, respectively, where $7.9 million and $7.7 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

Equity

On October 16, 2020, we entered into a new equity distribution agreement with B. Riley Securities, Inc., acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through an At-the-Market offering (“the $60 million ATM”) program having an aggregate offering price of up to $60,000,000. As of December 31, 2020, we had not raised any proceeds, under the $60 million ATM. As of June 30, 2021, we have raised gross and net proceeds (after deducting sales commissions and other fees and expenses) of $23.9 million and $23.2 million, respectively, by issuing and selling 7,018,855 common shares. Subsequent to June 30, 2021, we have raised $32.3 million and $31.5 million in gross and net proceeds, respectively by issuing 13,499,446 common shares.

On September 29, 2021, we entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which we may, from time to time, offer and sell our common stock through an At-the-Market Offering (“the $60 million 2021 ATM”) program having an aggregate offering price of up to $60,000,000. No proceeds have been raised under the $60 million 2021 ATM as of the date of this report.

Contractual Obligations

Our contractual obligations as of June 30, 2021, consist of our obligations as borrower under our 2019 Senior Secured Credit Facility including our $30 million Accordion Loan and our obligations under the financing agreements for three 2018-built vessels, our obligations under the newbuilding contracts for vessels to be delivered in 2022 and our future obligations related to operating lease liabilities.

The following table sets out our long-term contractual obligations outstanding as of June 30, 2021 (all figures in thousands of USD).

	Total	2021	*	2022 - 2023	2024 - 2025	Thereafter
2019 Senior Secured Credit Facility (1)	245,499	8,403		33,610	203,486	-
Interest Payments (2)	47,046	9,595		34,802	2,649	-
Financing of 2018 - built Vessels (3)	108,335	4,058		17,038	18,672	68,567
Interest Payments 2018 – built Vessels (4)	27,300	2,660		9,532	7,780	7,328
Operating Lease Liabilities (5)	1,422	260		660	331	171
Newbuildings (6)	99,000	16,500		82,500	-	-
Total	528,602	41,476		178,142	232,918	76,066

•	Q3 + Q4 2021

Notes:
(1)
Refers to our obligation to repay outstanding indebtedness under the 2019 Senior Secured Credit Facility including the Accordion Loan as of June 30, 2021. The facilities contain a discretionary excess cash amortization mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed amortization.

(2)
Refers to estimated interest payments over the term of outstanding indebtedness of the 2019 Senior Secured Credit Facility including the Accordion Loan as of June 30, 2021. Estimate is based on applicable interest rate, agreed amortization and amount outstanding as of June 30, 2021.

(3)	Refers to obligation to repay indebtedness outstanding as of June 30, 2021 for three 2018-built vessels.
(4)
Refers to estimated interest payments over the term of the indebtedness outstanding as of June 30, 2021 for the financing of the three 2018-built vessels. Estimate based on applicable interest as of June 30, 2021.

(5)	Refers to the future obligation as of June 30, 2021, to pay for operating lease liabilities at nominal values.
(6)	Refers to the remaining obligations as of June 30, 2021, for our order of two Suezmax newbuildings for delivery in 2022 from Samsung Shipyard in South Korea.

* * * *

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contact:
Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nat.bm

Nordic American Tankers Ltd.
Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2021

Condensed Consolidated Statements of Operations

Condensed Consolidated Statements of Comprehensive Income (Loss)

Condensed Consolidated Balance Sheets

Condensed Consolidated Statements of Cash Flows

Condensed Consolidated Statements of Shareholders’ Equity

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations for the SIX Months Ended June 30, 2021 and 2020 (Unaudited)
All figures in USD ‘000, except share and per share amount

	Six Months Ended June 30,
	2021	2020
Voyage Revenues	100,393	254,733
Voyage Expenses	(64,835)	(74,782)
Vessel Operating Expenses	(34,053)	(32,698)
General and Administrative Expenses	(7,168)	(8,620)
Depreciation Expense	(34,479)	(33,352)
Net Operating Income (Loss)	(40,142)	105,281

Interest Income	-	150
Interest Expense	(13,321)	(16,792)
Other Financial Expense	(255)	77
Total Other Expenses	(13,576)	(16,565)
Net Income (Loss) Before Income Taxes	(53,718)	88,716
Income Tax Expense	-	-
Net Income (Loss)	(53,718)	88,716

Basic Income (Loss) per Share	(0.35)	0.60
Diluted Income (Loss) per share	(0.35)	0.60
Basic Weighted Average Number of Common Shares Outstanding	153,746,698	147,872,500
Diluted Weighted Average Number of Common Shares Outstanding	153,746,698	147,872,500

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Comprehensive Income (Loss) for the six months Ended June 30, 2021 and 2020 (Unaudited)
All figures in USD ‘000

	Six Months Ended June 30,
	2021	2020
Net Income (Loss)	(53,718)	88,716
Other Comprehensive Income (Loss)
Translation Differences	92	(152)
Unrealized (Loss) Gain on Defined Benefit plan	-	(132)

Total Other Comprehensive Income (Loss)	92	(284)
Total Comprehensive Income (Loss)	(53,626)	88,432

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020 (Unaudited)
All figures in USD ‘000, except share and per share amounts

	June 30, 2021	December 31, 2020
Assets
Current Assets
Cash and Cash Equivalents	34,302	57,847
Restricted Cash	8,267	4,223
Accounts Receivable, Net	12,861	6,349
Prepaid Expenses	3,422	5,477
Inventory	19,274	19,408
Voyages in Progress	5,017	4,644
Other Current Assets	2,830	1,574
Total Current Assets	85,973	99,522

Non-current Assets
Vessels, net	827,963	861,342
Vessels under Construction	11,865	11,000
Right of Use Assets	1,027	1,219
Other Non-Current Assets	2,758	1,264
Total Non-Current Assets	843,613	874,825
Total Assets	929,586	974,347

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	3,727	4,099
Accrued Voyage Expenses	9,889	5,254
Other Current Liabilities	6,756	8,232
Current Portion of Long-Term Debt	22,274	22,094
Total Current Liabilities	42,646	39,679
Long-Term Debt	323,466	334,615
Operating Lease Liabilities	609	730
Other Non-Current Liabilities	192	197
Total Non-Current Liabilities	324,267	335,542

Commitments and Contingencies

Shareholders’ Equity
Common Stock, par value $0.01 per Share; 360,000,000 shares authorized, 158,464,967 and 151,446,112 shares issued and outstanding at June 30, 2021, and December 31, 2020, respectively	1,584	1,514
Additional Paid-in Capital	82,695	59,412
Contributed Surplus	533,336	539,516
Accumulated other comprehensive loss	(1,224)	(1,316)
Accumulated Deficit	(53,718)	-
Total Shareholders’ Equity	562,673	599,126
Total Liabilities and Shareholders’ Equity	929,586	974,347

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows for the Six Months Ended, June 30, 2021 and 2020 (Unaudited)
All figures in USD ‘000

	Six Months Ended June 30,
	2021	2020
Cash Flows from Operating Activities
Net Income (Loss)	(53,718)	88,716
Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	34,479	33,352
Change in Fair Value of Investment Securities	-	258
Dry-dock Expenditures	-	(4,371)
Amortization of Deferred Finance Costs	1,337	2,058
Share-based Compensation	135	145
Other, net	264	(1,291)
Changes in Operating Assets and Liabilities:
Accounts Receivable	(6,512)	1,482
Inventory	133	12,363
Prepaid Expenses and Other Current Assets	800	(1,793)
Accounts Payable and Accrued Liabilities	2,530	(16,435)
Voyages in Progress	(373)	3,767
Net Cash Provided by / (Used In) Operating Activities	(20,925)	118,251
Cash Flows from Investing Activities
Investment in Vessels	(753)	(1,574)
Investment in Other Fixed Assets	(607)	-
Investment in Vessels under Construction	(865)	-
Proceeds from Sale of Investment Securities	-	419
Net Cash Used In Investing Activities	(2,225)	(1,155)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	23,218	14,758
Repayments on Borrowing Facility	(8,403)	(27,099)
Repayments on Vessel Financing 2018-built Vessels	(3,898)	(3,751)
Financing Transactions Costs	(1,100)	-
Dividends Distributed	(6,180)	(31,255)
Net Cash Provided by / (Used In) Financing Activities	3,637	(47,347)

Net Increase / (Decrease) in Cash, Cash Equivalents and Restricted Cash	(19,513)	69,749
Cash, Cash Equivalents and restricted Cash at the Beginning of Period	62,070	61,638
Effect of Exchange Rate Changes on Cash and Cash Equivalents	12	(205)
Cash, Cash Equivalents and Restricted Cash at the End of Period	42,569	131,182

Supplemental Disclosure of Cash Flow information
Cash and Cash Equivalents	34,302	112,806
Restricted Cash	8,267	18,376
Total Cash, Cash equivalents and Restricted Cash Shown in the Statement of Cash Flows	42,569	131,182
Cash Paid for Interest, Net of Amounts Capitalized	(11,985)	(14,737)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Shareholders’ Equity for the Six Months ended June 30, 2021 and 2020 (Unaudited)
All figures in USD ‘000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Retained earnings/ (Accumulated deficit)	Total Shareholders’ Equity
Balance at January 1, 2020	147,230,634	1,472	38,498	567,202	(1,396)	(10,352)	595,424
Effect of change in accounting policy	-	-	-	-	-	(125)	(125)
Adjusted balance at January 1, 2020	147,230,634	1,472	38,498	567,202	(1,396)	(10,477)	595,299
Net Income	-	-	-	-	-	88,716	88,716
Common Shares Issued, net	2,459,083	25	14,733	-	-	-	14,758
Share based compensation	-	-	152	-	-	-	152
Other comprehensive income	-	-	-	-	(284)	-	(284)
Dividends Paid and Declared	-	-	-	-	-	(61,186)	(61,186)
Balance at June 30, 2020	149,689,717	1,497	53,383	567,202	(1,680)	17,053	637,455

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Accumulated deficit	Total Shareholders’ Equity
Balance at January 1, 2021	151,446,112	1,514	59,412	539,516	(1,316)	-	599,126
Net Loss	-	-	-	-	-	(53,718)	(53,718)
Common Shares Issued, Net	7,018,855	70	23,148	-	-	-	23,218
Share based compensation	-	-	135	-	-	-	135
Other comprehensive income	-	-	-	-	92	-	92
Dividends Paid	-	-	-	(6,180)	-	-	(6,180)
Balance at June 30, 2021	158,464,967	1,584	82,695	533,336	(1,224)	(53,718)	562,673

The accompanying notes are an integral part of these condensed consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED
Notes to the Interim Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited interim condensed consolidated financial statements for Nordic American Tankers Limited, together with its subsidiaries, (the “Company”) have been prepared on the same basis as the Company’s annual financial statements, except in respect of the new accounting standard noted below, and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on April 29, 2021.

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies is identified in note 2 of the Company’s annual financial statements for the year ended December 31, 2020 included in the Company’s Annual Report on Form 20-F, with the exception of certain changes noted below.

Recently Adopted Accounting Standards

Financial Accounting Standards Board (“FASB”) ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13” or “Topic 326”). Effective January 1, 2020, the Company adopted ASU 2016-13 using a modified-retrospective approach. The standard changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. Adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (ASC 848) which provides relief for companies preparing for discontinuation of interest rates such as LIBOR. A contract modification is eligible to apply the optional relief to account for the modifications as a continuation of the existing contracts without additional analysis and consider embedded features to be clearly and closely related to the host contract without reassessment, if all of the following criteria are met: (i) contract references a rate that will be discontinued; (ii) modified terms directly replace (or have potential to replace) this reference rate; and (iii) changes to any other terms that change (or have potential to change) amount and timing of cash flows must be related to replacement of the reference rate. Relief provided by this ASU is optional and expires December 31, 2022.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (ASC 848) to refine the scope of ASC 848 and to clarify some of its guidance. The Company has determined that its primary exposure to LIBOR is in relation to its floating rate borrowing facilities to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

3. VOYAGE REVENUES

Our voyage revenues consist of time charter revenues and spot charter revenues with the following split for the six-month periods ended June 30, 2021 and June 30, 2020:

All amounts in USD ‘000	2021	2020
Spot charter revenues	92,012	206,242
Time charter revenues	8,381	48,491
Total Voyage Revenues	100,393	254,733

The future minimum revenues as at June 30, 2021 related to time charter revenues are as follows:

All amounts in USD ‘000	Amount
2021	4,261
2022	-
2023	-
Future minimum revenues	4,261

Our voyage contracts have a duration of one year or less and we applied the exemption related to excluding the disclosure of remaining performance obligations.

As of June 30, 2021 and December 31, 2020, the Company has capitalized fulfilment cost of $0.1 million and $0.4 million, respectively.

4. LONG-TERM DEBT AND CURRENT PORTION OF LONG TERM DEBT

The Company has two lenders financing its active fleet of Suezmax tankers; (1) the 2019 Senior Secured Credit Facility, including the $30 million Accordion Loan, secured by the twenty vessels built from year 2000 to year 2016, and (2) the Financing of 2018-built vessels that is related to the three vessels built in 2018.

2019 Senior Secured Credit Facility

On February 12, 2019 the Company entered into a new five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over the vessels (excluding the three vessels delivered in 2018, see description below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. The Company has incurred $13.0 million (including a non-cash portion of $6.1 million) in financing costs, which is amortized over the term of the loan and the outstanding loan balance was presented net of the costs. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%.

On December 16, 2020, the Company entered into a new loan agreement for the borrowing of $30.0 million (the “$30 million Accordion Loan”). The loan is considered an accordion loan to the 2019 Senior Secured Credit Facility loan agreement and has the same amortization profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. The security of the loan is attached to the security of the 2019 Senior Secured Credit Facility and has equal priority, the same financial covenants and the same excess cash flow mechanism as the 2019 Senior Secured Credit Facility.

As of December 31, 2020, the Company had $253.9 million drawn under its 2019 Senior Secured Credit Facility, where $14.4 million, net of deferred financing cost of $2.4 million, was presented as Current Portion of Long-Term Debt.

The Company has repaid $8.4 million of the facility in the six months ended June 30, 2021. As of June 30, 2021, the total outstanding balance was $245.5 million. The Company has presented $14.4 million, net of deferred financing cost of $2.4 million, under Current Portion of Long-Term Debt. Earnings generated in the second quarter of 2021 did not result in any additional payment related to the excess cash flow mechanism.

Subsequent to June 30, 2021, the Company has repaid in total $4.2 million and the outstanding balance as of the date of this report is $241.3 million.

Financing of 2018-built Vessels

The three vessels were delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018-built vessels. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase each vessel for $13.6 million upon the completion of the ten-year bareboat charter agreements, and also has the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the three vessels have a total effective interest rate ranging from 4.86% to 5.06% including a floating LIBOR element that is subject to annual adjustment. The Company has incurred $2.3 million in financing cost, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance. The financing agreement contains certain financial covenants requiring us on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

The outstanding amounts under this financing arrangement were $108.3 million and $112.2 million as of June 30, 2021 and December 31, 2020, respectively, where $7.9 million and $7.7 million, net of deferred financing costs, have been presented as Current Portion of Long-Term Debt, respectively.

As of June 30, 2021, the Company has the following scheduled principal repayments required to be made under the Company’s debt facilities as follows:

Debt repayments in $'000s	Total	2021*	2022	2023	2024	2025	Thereafter
2019 Senior Secured Credit Facility	245,499	8,403	16,805	16,805	203,486	-	-
Financing of 2018-built Vessels	108,335	4,058	8,327	8,711	9,138	9,534	68,567
Total	353,834	12,461	25,132	25,516	212,624	9,534	68,567

*Q3 and Q4 2021 repayments

The table above does not take into account future excess cash flow repayments related to the 2019 Senior Secured Credit Facility. This mechanism could further accelerate repayment of the facility in future quarters, subject to the tanker market generating future earnings that triggers excess cash repayments.

The Company has ordered two Suezmax newbuildings at Samsung shipyard in South Korea for delivery in 2022. The Company has secured up to 80% financing of the newbuilding price for these two vessels at similar terms as for the 2018-built vessels with the same lender. No debt is incurred under these financing arrangements as of June 30, 2021, and the table above does not include figures related to the financing of the newbuildings.

On a regular basis, the Company performs cash flow projections to evaluate whether it will be in a position to cover the liquidity needs for the next 12-month period and the compliance with financial and security ratios under the existing and future financing agreements. In developing estimates of future cash flows, the Company makes assumptions about the vessels’ future performance, market rates, operating expenses, capital expenditure, fleet utilization, general and administrative expenses, loan repayments and interest charges. The assumptions applied are based on historical experience and future expectations.

The Company monitors compliance with the financial covenants on a regular basis and as at June 30, 2021, and as of the date of this report, the Company was in compliance with the financial covenants in the debt facilities.

As of the date of this report, the Company has to a large extent utilized the available balance under the existing $60 million ATM launched on October 16, 2020. The Covid-19 pandemic has been prolonged and affected the Suezmax tanker market to a larger extent than expected. The Company prepares cash flow projections for different scenarios and a key input factor to the cash flow projections is the estimated market rates. The Company has applied an average of several broker estimates in combination with own estimates for the coming 12-months period. In a scenario with continued Suezmax tanker freight rates below the cash break-even level, the Company has identified a potential cash shortfall. On September 29, 2021, the Company launched a new At-the-Market share offering of $60 million (the “$60 million 2021 ATM”). The current F-3 registration statement expires in February 2022 and a new registration statement will be filed prior to the expiry date. The Company believes that the current cash, cash equivalents and restricted cash and cash flows from operations, combined with the availability of the new $60 million 2021 ATM launched on September 29, 2021, are sufficient to meet the working capital needs and other liquidity requirements for the next 12 months from the date of this report. The Company also considers that it has additional options that could be considered, if necessary, such as disposal of assets or new financings.

5. VESSELS

Vessels, net, consist of the carrying value of 23 vessels as of June 30, 2021, and December 31, 2020. Vessels includes capitalized drydocking costs.

The vessels held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not reflect its recoverable amount. In determining whether the assets are recoverable, the Company compares the estimate of the undiscounted cash flows expected to be generated by the assets to its carrying value. As of June 30, 2021, it was determined that the sum of the undiscounted cash flows for each vessel exceeded its carrying value and no impairment was recorded.

Subsequent to June 30, 2021, the Company has announced the intention to dispose of at least two Suezmax tankers built in 2000 and 2002. The book value of the vessels built in 2000 and 2002 range from $14.8 million to $28.7 million and the Company expects to record a loss upon the disposal of the vessels. An agreement has been made to sell one of the vessels. However, the transaction has not been consummated as of the date of this report.

All figures in USD ‘000	January 1 – June 30, 2021	January 1 - December 31, 2020
Vessels and Drydocking	1,399,754	1,398,690
Less Accumulated Depreciation	(571,791)	(537,348)
Vessels, net	827,963	861,342

The Company has one vessel in drydock for periodical maintenance as at June 30, 2021 and further three vessels are due for periodical maintenance later in 2021.

6. OTHER CURRENT LIABILITIES

All figures in USD ‘000	2021	2020
Accrued Expenses	4,648	5,689
Other Liabilities	1,056	2,403
Deferred Revenues	1,052	140
Total as of December 31,	6,756	8,232

Deferred revenues relate to prepaid charter hire from customers.

7. EARNINGS (LOSS) PER SHARE

Basic earnings per share (“EPS”) are computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

	Six months ended June 30,
All figures in USD ‘000 except share and per share amounts	2021	2020
Numerator
Net Income (Loss)	(53,718)	88,716
Denominator
Basic – Weighted Average Common Shares Outstanding	153,746,698	147,872,500
Dilutive – Weighted Average Common Shares Outstanding	153,746,698	147,872,500
Earnings per Common Share
Basic	(0.35)	0.60
Diluted	(0.35)	0.60

8. SHAREHOLDERS’ EQUITY

Authorized, issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Outstanding Shares	Common Stock
Balance as of December 31, 2020	360,000,000	151,446,112	1,514
$60 million ATM offering	-	7,018,855	70
Balance as of June 30, 2021	360,000,000	158,464,967	1,584

On October 16, 2020, the Company entered into an equity distribution agreement with B. Riley FBR, Inc., acting as a sales agent, under which we may, from time to time, offer and sell shares of our common stock through an At-the-Market Offering (the “$60 million ATM”) program having an aggregate offering price of up to $60,000,000. As of December 31, 2020, the Company had not raised any proceeds under the $60 million ATM. For the period ending June 30, 2021, the Company has raised $23.9 million and $23.2 million in gross and net proceeds, respectively by issuing 7,018,855 common shares. Subsequent to June 30, 2021, through to October 1, 2021, the Company has raised $32.3 million and $31.5 million in gross and net proceeds, respectively by issuing 13,499,446 common shares. The remaining available proceeds through the $60 million ATM offering is $3.9 million as of October 1, 2021.

On September 29, 2021, the Company entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering (the “$60 million 2021 ATM”) program having an aggregate offering price of up to $60,000,000. No proceeds have been raised under the $60 million 2021 ATM as of the date of this report. Based on the share price of the Company of $2.57 as of September 28, 2021, it would have resulted in 23,346,304 new shares being issued, if fully utilizing the balance available through the $60 million 2021 ATM.

9. COMMITMENTS AND CONTINGENCIES

The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.

No material claims have been filed against the Company or are outstanding as of June 30, 2021.

The Company’s newbuilding program consists of two Suezmax newbuildings for delivery in 2022 ordered from Samsung shipyard in South Korea. The Company has as of June 30, 2021, capitalized $11.8 million related to the shipbuilding contracts for the two newbuildings. The payments are presented in the consolidated balance sheets as Vessels under Construction. The remaining commitments as of June 30, 2021, under these contracts are $99.0 million in total. Subsequent to June 30, 2021, the Company has paid further $11.0 million of the commitments. The then remaining commitments are mainly due in 2022 and are secured by financing arrangements secured in 2020. We refer to footnote 4 for further information related to the financing of the newbuildings.

10. SUBSEQUENT EVENTS

On July 28, 2021, the Company announced plans to sell at least two vessels built in 2000 and 2002. An agreement has been made to sell one of the vessels. However, the transaction has not been consummated as of the date of this report. We refer to footnote 5 for further information.

On August 30, 2021, the Company declared a dividend of $0.01 cent per share in respect of the results for the second quarter of 2021, which is payable on October 14, 2021.

As of September 10, 2021, the Company has paid the second installments totaling $11.0 million for the two newbuildings to be delivered in 2022, and the remaining commitments to the shipyard are fully financed. We refer to footnote 9 for further information.

On September 29, 2021, the Company entered into a new equity distribution agreement with B. Riley Securities, Inc, acting as sales agent, under which the Company may, from time to time, offer and sell common stock through an At-the-Market Offering program having an aggregate offering price of up to $60,000,000.